UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND INCOME PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Income Plan

Financial Statements and Supplemental Schedules

As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Contents

0504-0635953

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Income Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and delinquent participant contributions for the year ended December 31, 2004, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2005

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Interest in Master Trust	**$ 1,684,233,487**	$ 1,542,756,038
Participant loans	**11,937,119**	11,694,262
Net assets available for benefits	**$ 1,696,170,606**	$ 1,554,450,300

See accompanying notes.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:	
Contributions:	
Employer	$ 23,520,075
Participants	66,615,046
Rollover	4,465,848
	94,600,969
Transfers from Savings and Security Plan	2,456,121
Transfer from Lockheed Martin Corporation	311,555
Net investment gain from participation in Master Trust	143,646,676
Total additions	241,015,321
Deductions:	
Benefit payments	99,240,072
Administrative expenses	54,943
Total deductions	99,295,015
Net increase	141,720,306
Net assets available for benefits at beginning of year	1,554,450,300
Net assets available for benefits at end of year	$ 1,696,170,606

See accompanying notes.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

General

The Sandia Corporation Savings and Income Plan (the Plan) was adopted June 1, 1993, as a defined contribution plan offered to all regular nonunion employees of Sandia Corporation (the Company) who are eligible for the Sandia Corporation Retirement Income Plan. The Company is a wholly owned subsidiary of Lockheed Martin Corporation. A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan receives assets from the Savings and Security Plan as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation.

Contributions

Participants may contribute from 2% to 18% of their eligible earnings, as defined, in 1% increments, on a pretax and after-tax basis. The total allotment of pretax and after-tax basic and supplemental contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Company contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump-sum or annual payment elections may be made as provided for in the Plan. Hardship and in-service withdrawals are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

1. Description of Plan (continued)

Vesting

All participants are immediately vested in their contributions, the Company match and actual earnings thereon.

Investment Elections

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Security Plan. Participants may elect to have their contributions and the Company matching contributions invested in any of the current 18 available funds including 11 mutual funds, four commingled funds, a common/collective trust, an Interest Income Fund and the Company Common Stock Fund.

The Interest Income Fund has restrictions on participant withdrawals made for purposes of reinvestment with competing funds. Participant-directed withdrawals are subject to a 90-day waiting period if a participant moves funds from the Interest Income Fund to the Fidelity Institutional Short-Intermediate Government Portfolio, one of the 11 available mutual funds. Certain restrictions may apply to early redemption requests on guaranteed investment contracts within the Interest Income Fund. These restrictions may include penalties, delay of funds release or other restrictions as designated in the individual contracts. The higher interest rates associated with such contracts reflect the effects of these restrictions relative to other similar instruments.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2004 and 2003, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the rate established monthly by the Plan administrator at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time.

1. Description of Plan (continued)

Administrative Expenses

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as record-keeper.

The Company pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

Plan Termination

While the Company has not expressed any intent to do so, the Plan may be terminated at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at current market value as determined by Fidelity. Investments in the Unitized Company Common Stock Fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are valued at their outstanding balances, which approximate fair value. The short-term cash portion of the Unitized Company Common Stock Fund is recorded at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

The Plan is invested in certain guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is Fidelity. The GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Plan invested in both traditional GICs and synthetic GICs in 2003, and in synthetic GICs only in 2004. The contracts are carried at contract value (which represents the cost of the underlying securities, plus earnings, less withdrawals and administrative expenses), because they are fully benefit-responsive. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the underlying assets of the synthetic GICs at December 31, 2004 and 2003, was $450,855,055 and $436,729,963, respectively. The fair value of the related wrapper contracts was $(4,674,083) and $(14,236,068) at December 31, 2004 and 2003, respectively.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan's ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

The Plan owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets.

The average yield was approximately 4.22% and 5.05% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rates ranged from 4.14% to 4.34% at December 31, 2004, and 4.92% to 6.45% at December 31, 2003. Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. However, upon the occurrence of certain events (none of which are currently known to have occurred, nor are any such events contemplated by management of the Plan), market value of the investment in the GICs (if lower than its book value) may be repaid.

2. Significant Accounting Policies (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified tax status.

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Security Plan. The Plan's interest in the Master Trust's net assets is adjusted for certain plan-specific transactions, including contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. Participant loans are based on actual loan balances of each plan's participants. The Plan's interest in the Master Trust's net assets as of December 31, 2004 and 2003 was approximately 97.0% and 96.9%, respectively.

4. Master Trust (continued)

The following table presents the fair value of investments of the Master Trust as of December 31, 2004 and 2003:

	2004	2003
Investments at fair value:		
Company Common Stock Fund	**$ 30,810,841**	$ 30,266,793
Mutual funds	**1,040,565,773**	937,596,862
Common/collective trusts	**182,055,014**	167,977,217
Commingled funds	**36,847,179**	22,177,632
	1,290,278,807	1,158,018,504
Investments at contract value:		
Guaranteed investment contracts	**446,180,972**	433,032,867
Cash and cash equivalents	**–**	978,436
Net assets	**$ 1,736,459,779**	$ 1,592,029,807

The investment gain of the Master Trust for the year ended December 31, 2004, was as follows:

Net appreciation in fair value:	
Company Common Stock Fund	$ 2,398,875
Mutual funds	89,759,486
Common/collective trusts	17,542,124
Commingled funds	3,162,096
	112,862,581
Interest and dividend income	34,937,646
Total investment gain	$ 147,800,227

0504-0635953

Supplemental Schedules

Sandia Corporation Savings and Income Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 85-0097942
Plan #: 008

Year ended December 31, 2004

Description of Transactions	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Employee Contribution 12/20/2001	$ 2,627	$ 2,627

* The interest was repaid to the Plan on December 13, 2004.

0504-0635953

Sandia Corporation Savings and Income Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

EIN: 85-0097942
Plan #: 008

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates ranging from 4.00% to 5.00%; varying maturities	**	$ 11,937,119

*Indicates party-in-interest to the Plan.

**Investments are participant-directed; thus cost information is not applicable.

0504-0635953

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sandia Corporation Savings and Income Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandia Corporation Savings and Income Plan

Date June 22, 2005

Francisco A. Figueroa
Vice President and Chief Financial Officer,
Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-58079) pertaining to the Sandia Corporation Savings and Income Plan of Lockheed Martin Corporation of our report dated June 20, 2005, with respect to the financial statements and schedules of the Sandia Corporation Savings and Income Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Dallas, Texas
June 20, 2005